Consent of Independent Auditors


The Shareholder and Board of Directors of
Aetna Life Insurance and Annuity Company:


We consent to the incorporation by reference in the registration statement No. 33-60477 on Post Effective Amendment No. 8 on Form S-2 of Aetna Life Insurance and Annuity Company and Subsidiaries (the "Company") of our audit reports dated February 7, 2000 relating to the consolidated balance sheets of the Company as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in shareholder's equity and cash flows and all related schedules for each of the years in the three-year period ended December 31, 1999, which reports appear in the December 31, 1999 annual report on Form 10-K of the Company and to the reference to our firm under the heading "Experts" in the prospectus.


                                            /s/ KPMG LLP


Hartford, Connecticut
April 13, 2000